SPECIALTY CONTRACTORS, INC.
1541 E. I-30, Suite 140
Rockwall, Texas 75087

February 8, 2011
Ms. Pamela Long (Assistant Director)

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Specialty Contractors, Inc.
Acceleration of effectiveness
File No. 333-166057

Dear Ms. Long:

This request for acceleration of effectiveness replaces the prior correspondence requesting effectiveness.

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form S-1 to Thursday, February 10, 2011 at 4:00 p.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/  Charles Bartlett
Charles Bartlett
President